Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address

jgallant@graubard.com

January 21, 2015

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harmony Merger Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed December 31, 2014
File No. 333-197330

Dear Mr. Mancuso:

On behalf of Harmony Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 16, 2015, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 5 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 4 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tom Jones.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

The Offering, page 5

1.	Where you highlight waivers of interest in the trust account in your prospectus summary, like on page 14, please provide equally prominent disclosure that the underwriters have not waived their rights to the funds as indicated in your response to prior comment 2.

We have revised the disclosure on pages 14 and 20 of the Registration Statement as requested.

Securities and Exchange Commission

January 21, 2015

Principal Stockholders, page 73

2.	We note your response to prior comment 3; however, it remains unclear how each of the numbers in the table reflect the unregistered offering and forfeitures. For example, from the information in footnote 8, it is unclear why Mr. Schlemm’s pre offering ownership of 119,800 would increase to 202,500 after the offering. Please revise so that the extent of each identified stockholder’s acquisitions in the unregistered offering and forfeitures are clear.

We have revised the disclosure on pages 74 and 75 of the Registration Statement as requested.

3.	We note the reference in exhibit 10.6.9 to shares being sold back to Eric Rosenfeld and a return of funds in the event the over-allotment is exercised. We also note the sale to Mr. Rosenfeld mentioned in exhibit 10.6.11. Please tell us how you have disclosed the purpose and effect of such transactions in your prospectus.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 74 and 75 of the Registration Statement to reflect the above-referenced transfer. We have also revised the disclosure on page 77 of the Registration Statement to reflect the purpose of such transaction as requested.

With respect to the second part of the Staff’s comment, the sale mentioned in Exhibit 10.6.11 is already included in the disclosure in the fourth full paragraph on page 78 of the Registration Statement discussing the shares transferred in November and December 2014. We have further revised the disclosure on page 78 of the Registration Statement to reflect the purpose of such transaction as requested.

Redeemable Warrants, page 83

4.	Please reconcile the second paragraph of this section with the first full paragraph on page 86. As revised, the disclosure on page 86 appears to indicate that the cashless provision described on page 83 is not available.

We have revised the disclosure on page 87 of the Registration Statement to remove such paragraph as it was duplicative of and inconsistent with the disclosure contained on page 83.

Exhibit 1.1

5.	We note your response to prior comment 7; however, the contingency in section 4.7 refers to events described in sections 1.4 and 2.22 – events that are not required to occur before the underwriter accepts funds. Therefore, it continues to appear that Rule 15c2-4 is applicable to this transaction. Please revise your disclosure to reflect the requirements of that rule. As noted in prior comment 7, inclusion of an overallotment option is inconsistent with a contingency offering.

In response to the Staff’s comment, we have revised Exhibit 1.1 to remove the contingency contained in Section 4.7. Accordingly, we respectfully believe that this comment is no longer applicable.

Securities and Exchange Commission

January 21, 2015

Exhibit 5.1

6.	Refer to the last sentence of the penultimate paragraph of the exhibit. Please tell us what laws of other jurisdictions would affect the issues required to be addressed by Regulation S-K Item 601(b)(5).

We have revised the legal opinion to remove the above-referenced statement. We therefore respectfully believe this comment is no longer applicable.

Exhibit 10.6.1

7.	Please expand your response to prior comment 9 to tell us with specificity which provision in the subscription agreement relates to your disclosure in the last sentence of the second paragraph on page 75. It appears from that paragraph that purchasers can transfer their shares only if the transferee agrees to the same terms and conditions as the original holder. However, it appears from the first bullet point on page 3 of exhibit 10.6.1 that the transferee only has to agree to a transfer restriction. Also tell us which provision from exhibits 10.6.2 through 10.6.14 relates to your disclosure in the last sentence of the second paragraph on page 75.

We have filed a new letter agreement as Exhibit 10.9 which will be signed by each initial stockholder and purchaser of the private units of the Company confirming that prior to transferring any of their insider shares or private units, the transferee will be required to execute a letter agreement acknowledging that such transferee is bound by the same restrictions and agreements that the transferor was bound by. Accordingly, we respectfully believe that the above-referenced inconsistency no longer exists and this comment is no longer applicable.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Eric S. Rosenfeld